ACCEPTANCE INSURANCE COMPANIES INC.
EMPLOYEE STOCK OWNERSHIP AND
TAX DEFERRED SAVINGS PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2000

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

                 (X)        ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
                             EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the Year Ended December 31, 2000

OR

                 (    )       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                             EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

  For the Transition Period From              to
Commission File Number

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

ACCEPTANCE INSURANCE COMPANIES INC.
EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN

B. Name of the issuer to the securities held pursuant to the Plan and the address of its principal executive office:

ACCEPTANCE INSURANCE COMPANIES INC.
ONE CENTRAL PARK PLAZA
222 SOUTH 15TH STREET, SUITE 600 N.
OMAHA, NEBRASKA 68102

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ACCEPTANCE INSURANCE COMPANIES INC. EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN ___________________________________________
Date June 29, 2001	By Dawn Wetherell Dawn Wetherell Plan Administrator

CONTENTS

(a)	Financial Statements and Annual Report Schedules
Independent Auditors' Report
Statement of Net Assets Available for Benefits, December 31, 2000 and 1999
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2000
Notes to Financial Statements

(b)	Annual Report Schedules

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Schedule H, Line 4i - Schedule of Assets (Acquired and Disposed of Within Year)

Schedule H, Line 4j - Schedule of Reportable Transactions

(c)	Exhibits

Exhibit 23 - Independent Auditors' Consent

Schedules not filed herewith are omitted because of the absence of the conditions under which they are required.

TIGHE, MASSMAN & NELSON, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

13310 "I" Street
Omaha, Nebraska 68137
J. William Tighe, C.P.A. (1930-1989)	(402) 330-7099	George E. Nelson, C.P.A.
Michael L. Massman, C.P.A.	FAX (402) 330-0809	James A. Reinig, C.P.A.
_______
G. Michael Gillain

      INDEPENDENT AUDITORS' REPORT

Administrative Committee
Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax
   Deferred Savings Plan
Omaha, Nebraska

We have audited the accompanying statements of net assets available for benefits of Acceptance Insurance Companies Inc. Employee Stock Ownership and Tax Deferred Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Acceptance Insurance Companies Inc. Employee Stock Ownership and Tax Deferred Savings Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental annual report schedules are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                                                                                             Tighe Massman & Nelson P.C.

                                                                                                                             Certified Public Accountants

June 14, 2001
Omaha, Nebraska

	2000	1999
Assets:		
Investments at Fair Value:		
Acceptance Insurance Companies Inc. Common Stock	$ 784,361	$ 805,321
Money Market Fund	3,997,691	1,061,355
U.S. Government & Agencies Securities	-	1,196,072
Corporate Bonds	-	1,497,326
Common Stock	-	4,591,013
Preferred Stock	-	72,150
Unit Investment Trust	1,261,580	1,482,105
Mutual Funds	8,581,515	4,980,956
Participant Loans	410,607	426,014
Total Investments	15,035,754	16,112,312
Receivables:		
Employer Contributions	42,021	1,177,888
Employee Contributions	-	159,696
Accrued Interest	114,741	94,402
Total Assets	15,192,516	17,544,298
Liabilities		
ESOP Loan	-	78,742
Total Liabilities	-	78,742
Net Assets Available for Benefits	$ 15,192,516	$ 17,465,556

The accompanying notes are an integral part of the financial statements

	2000
Additions:	
Investment Income	
Interest	$ 314,795
Dividends	519,819
Realized Gain (Loss)	(125,320)
Unrealized Gain (Loss)	(577,560)
	131,734
Allocation of Company Stock at Market	80,310
Contributions:	
Employee	1,532,557
Employee Rollovers	79,873
Employer	1,140,321
Interest Paid by Acceptance on behalf of Plan	7,339
	2,760,090
Total Additions	2,972,134
Deductions:	
Distributions to Plan Participants	5,157,525
Allocation of Company Stock at Market	80,310
Interest on ESOP Loan	7,339
Total deductions	5,245,174
Net Decrease	(2,273,040)
Net Assets Available for Benefits Beginning of Year	17,465,556
Net Assets Available for Benefits End of Year	$ 15,192,516

The accompanying notes are an integral part of the financial statements

ACCEPTANCE INSURANCE COMPANIES INC.
EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000

1. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

A. General

The Acceptance Insurance Companies Inc. Employee Stock Ownership (ESOP) and Tax Deferred Savings Plan (401(k)) (the Plan) was established to enable participating employees of Acceptance Insurance Companies Inc. (the Company) to share in the growth of the employer and to provide participants with future economic security. Participation in the Plan is voluntary and is applicable to all employees who have been credited with one year of service and attained the age of 21 for the ESOP portion and have been credited with six months of service and attained the age of 21 for the 401(k) portion. The Plan is administered by the Acceptance Insurance Companies Inc. Administrative Committee.

B. Contributions

Employee contributions are invested in one or more funds as elected by the employee. As of December 31, 2000, the following funds were available for investment: Dreyfus Emerging Leaders Fund, Acceptance Insurance Companies, Inc. Common Stock, American Century Equity Growth Fund, Key Trust Guaranteed Investment Contract Fund, First Omaha U.S. Government Obligation Money Market Fund, Janus Advisors Balanced Fund, Janus Advisors Growth Fund, Janus Advisors Worldwide Fund, American Century Value Fund, American Century International Growth Fund, Vanquard 500 Index Fund, and a Vanguard Total Bond Market Fund. Employer contributions are invested only in the Acceptance Common Stock Fund for the ESOP portion of the Plan and in one or more funds for the 401(k) portion of the Plan, as directed by the participant. Participants may change their investment options daily.

Each participant may, subject to the maximum limitations under ERISA, contribute to the 401(k) portion from 1% to 15% of their compensation, as defined under the Plan. The Company may, but is not required to, contribute a matching contribution. The Company may also make an additional discretionary contribution. Any Company contributions are determined by the Company’s Board of Directors.

C. Vesting

Employer contributions to the ESOP portion of the Plan become vested in accordance with a vesting schedule which increases 20% for each consecutive year of service starting with the third year of service and are fully vested after seven years of service. For the 401(k) portion of the Plan, except upon death, disability or retirement, whereupon employer contributions become fully vested, employer contributions are vested 10% with one year of service and vesting increases to 30%, 50%, 75%, and 100% through five years of service. Employee contributions are fully vested at all times.

The normal form of benefit for a participant who terminates or retires is a lump sum payment. If the participant’s account was vested in Acceptance Insurance Companies Inc. common stock, the payment can be in the form of stock or cash. For all other account balances the lump sum payment is in cash only.

D. Forfeited Accounts

For terminated employees withdrawing their vested accounts from the 401(K) plan, forfeited accounts are used to reduce future employer contributions. ESOP forfeitures are allocated in the same manner as the Employer Discretionary ESOP contribution. During the Plan Year ended December 31, 2000 and 1999, forfeited account balances totaled $74,598 and $45,518, respectively.

E. Loans to Participants

The Plan provides that participants may be granted loans subject to certain terms and maximum dollar or vested account balance limits, as defined by the Plan. These loans mature within five years from the date they are granted, except loans for the participant’s principal residence can be extended beyond five years. Loan payments are withheld from employee payroll and submitted to the trustee.

F. Plan Termination

The term of the plan is indefinite, but may be amended, modified or terminated at any time by the Company. Regardless of such actions, the principal and income of the Plan remains for the exclusive benefit of the Plan’s participants and beneficiaries. In the event the Plan is terminated, with certain exceptions, each participant’s account becomes 100% vested. The Company is required to direct the Trustee to distribute the Plan’s assets to participants in lump sum distributions, which shall be made in whole shares of Acceptance Insurance Companies Inc. stock to the extent the fund is so comprised and cash.

2. Summary of Significant Accounting Policies

         A. Basis of Accounting

The financial statements of the Acceptance Insurance Companies Inc. Employee Stock Ownership and Tax Deferred Savings Plan are prepared on the accrual basis of accounting.

         B. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

         C. Investment Valuation and Income Recognition

Investments in equity securities are recorded at fair value. Mutual fund units are recorded at reported net asset value. Investments in guaranteed interest contracts are valued at contract value, which approximates fair value. Participant loans are carried at the balance of outstanding principal.

Purchases and sales of securities are recorded on a settlement-date basis, which approximates trade-date basis. Interest and dividend income is reported on the accrual basis.

         D. Payment of Benefits

Benefits are recorded when paid. Amounts allocated to accounts of persons who have elected to withdraw from the plan at December 31, 2000 and 1999, but were not yet paid totaled $217 and $0, respectively.

3. Exercise of Warrants and ESOP Loan

Effective November 28, 1994, the Plan exercised its 27,010 warrants to purchase common stock of Acceptance Insurance Companies Inc. at $11.00 a share, for a total purchase price of $297,110, financed by a term note guaranteed by Acceptance Insurance Companies Inc.

The term note bears interest at 7.5%, payable in annual installments of $56,094, including principal and interest. The annual principal and interest payments are due beginning February 1, 1995, with any remaining principal due February 1, 2001. Effective November 28, 1994, the Company entered into a contribution agreement whereby the Company agrees to contribute to the Plan a sufficient amount to allow the Plan to pay the annual installments of principal and interest on the loan. The Plan agrees to apply any amounts received toward the annual principal and interest installments. Interest of $7,339 was paid by the Company on behalf of the Plan, for the year ended December 31, 2000. During the year the loan was paid in full.

The loan is collateralized by the unallocated shares of stock. As the ESOP loan is paid, stock is released from encumbrance and allocated to participants’ accounts based on a predetermined formula. The lender has no right against shares that have been released and allocated under the ESOP. At December 31, 2000 all shares had been allocated to participant accounts as there were no shares encumbered.

4. Income Tax Status

The Internal Revenue Service has informed the Company that the Plan, as amended and restated October 1, 1990, is qualified under Section 401(a) of the Internal Revenue Code (IRC) and is, accordingly, exempt from federal income taxes under the provisions of Section 501(a) of the IRC.

A participant’s contributions to the 401(k) portion of the Plan are made on a pre-tax basis, i.e., they are excluded from gross income for income tax purposes, but are subject to social security taxes. A participant is not subject to federal income taxes on the amount of participant contributions, Company contributions or Plan earnings until such amounts are withdrawn or distributed. The tax consequences to participants will vary depending on the circumstances at the time of distribution.

5. Fees and Expenses

Fees and expenses that are incurred directly in the interest of the Plan were paid by Acceptance Insurance Companies Inc. for the years ended December 31, 2000 and 1999.

6. Related Party Transactions

Silverstone Group, a related party through common management, began administering the Plan on July 1, 1994 and terminated administration on May 1, 2000. First National Bank Omaha began administration of the Plan on May 1, 2000. As stated in Note 6, all fees incurred for Plan administration were paid by Acceptance Insurance Companies Inc.

7. Investments

Investments held by the Plan at December 31, are:

	2000		1999
	Cost	Market	Cost	Market
	------------------	------------------	------------------	------------------
*Acceptance Insurance Companies Inc. Common Stock (90,654 shares and 132,898 shares)	$ 954,370	475,934	$ 1,931,546	764,163
*Acceptance Insurance Companies Inc. Common Stock (- 0 - shares and 7,158 shares encumbered by ESOP Loan (Note 4))	744,142	308,427	78,738	41,158
Common Stock of unaffiliated Companies	-	-	4,169,778	4,591,013
Preferred Stock	-	-	98,225	72,150
Unit Investment Trust	1,149,028	1,261,580	1,299,279	1,482,105
Mutual Funds	9,517,882	8,581,515	4,260,650	4,980,956
U.S. Government & Agencies Securities	-	-	1,255,134	1,196,072
Corporate Bonds	-	-	1,587,104	1,497,326
Money Market Fund	3,997,691	3,997,691	1,061,355	1,061,355
Participant Loans	-	410,607	-	426,014
	------------------	-----------------	-----------------	------------------
	$ 16,363,113	$ 15,035,754	$ 15,741,809	$ 16,112,312
	============	===========	===========	============

        At December 31, 2000, individual investments representing 5% or more of net assets available are as follows:

	Cost	Market
	------------------	------------------
*Acceptance Insurance Companies Common Stock	$ 1,698,512	$ 784,361
Key Trust EB Managed Guaranteed Investment Contract	1,149,028	1,261,580
First National Bank-U.S. Government Obligation Fund	3,997,690	3,997,690
Mutual Funds - Vanguard 500 Index Fund	2,864,564	2,714,202
Mutual Funds - Janus Advisor Growth Fund	2,851,576	2,461,905
Mutual Funds - American Century Equity Growth Fund Advisors	1,006,530	880,682
Mutual Funds - Janus Advisors Worldwide Fund	1,608,356	1,327,405

*Represents a Party-In-Interest.

8. Reconciliation of Financial Statements to Form 5500

    There were no reconciling items between Form 5500 and these Financial Statements for the year ended December 31,
    2000 and 1999.

9. Non-participant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

Net Assets
----------------
	December 31
	----------------
	2000	1999
	---------------	---------------
Assets:
Acceptance Insurance Companies Inc. Common Stock	$ 308,427	$ 357,954
Money Market Funds	30,909	2,078
Accrued income	164	10
	-----------------	----------------
Total assets	339,500	360,042
	-----------------	----------------

Liabilities:
ESOP loan	-	78,742
	-----------------	----------------
Total liabilities	-	78,742
	-----------------	----------------
Net assets available for benefits	$ 339,500	$ 281,300
	===========	===========
Changes in Net Assets
----------------------
		Year ended December 31, 2000
		----------------
Increases
Contributions		$ 116,197
Interest		795
		----------------
Total increases		116,992
		----------------

Decreases
Interest on loan		7,339
Realized gains		8,981
Net depreciation of investments		23,458
Distributions to participants		19,014
		----------------
Total decreases		58,792
		----------------

Increase in net assets available for benefits		$ 58,200
		==========

Column B	Column C	Column D	Column E
Identity of Issue, Borrower Lessor of Similar Party	Description of Investment, Including Collateral, Rate of Interest, Maturity Date, Par on Maturity Date		
Corporate Bonds	Number of Shares	Cost	Proceeds
Archibald Candy Corp.	5,000 - 10.25% Dtd 7/2/97	$ 4,863	$ 4,763
L-3 Communications Corp.	15,000 - 8.5% Dtd 5/22/98	14,100	13,800
		$ 18,963	$ 18,563
Other			
Participant Loans	Participant loans bearing various dates and interest rates	$ -	$ -

ACCEPTANCE INSURANCE COMPANIES INC.
EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN
ANNUAL REPORT SCHEDULES
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
DECEMBER 31, 2000
TAX IDENTIFICATION NUMBER 31-0742926
PLAN NUMBER 001

Series Transactions, When Aggregated, Involving an Amount in Excess of 5 Percent of the Current Value of Plan Assets

Column A	Column B	Column C	Column D	Column E	Column F	Column G
-------------	-------------	-------------	-------------	-------------	-------------	-------------

Identity of Party Involved	Description of Assets	Number of Purchases	Number of Sales	Total Dollar Value of Purchases	Total Dollar Value of Sales	Net Change

First National Bank of Omaha	Money Market Funds	Various	Various	$ 23,260,416	$ 20,406,949	$ 2,853,467

Vanguard Index 500	Mutual Fund	Various	Various	$ 1,650,538	$ 2,158,401	$ 507,863

Janus Growth Fund	Mutual Fund	Various	Various	$ 1,849,177	$ 2,410,376	$ 561,199

Janus Worldwide Fund	Mutual Fund	Various	Various	$ 762,066	$ 826,537	$ 64,471

Keytrust G/C	Unit Inv Trust	Various	Various	$ 497,098	$ 769,163	$ 272,065

  TIGHE, MASSMAN & NELSON, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13310 "I" Street
Omaha, Nebraska 68137

J. William Tighe, C.P.A. (1930-1989)	(402) 330-7099	George E. Nelson, C.P.A.
Michael L. Massman, C.P.A.	FAX (402) 330-0809	James A. Reinig, C.P.A.
_______
G. Michael Gillain

EXHIBIT 23

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in the registration statement on Form S-8 of Acceptance Insurance Companies Inc. relating to the Acceptance Insurance Companies Inc. Employee Stock Ownership and Tax Deferred Savings Plan of our report dated June 14, 2001, appearing in this Annual Report on Form 11-K of the Acceptance Insurance Companies Inc. Employee Stock Ownership and Tax Deferred Savings Plan for the year ended December 31, 2000.

                                                                                                                      Tighe Massman & Nelson P.C.

                                                                                                                      Certified Public Accountants

Omaha, Nebraska
June 14, 2001